January 14, 2016

VIA ELECTRONIC TRANSMISSION

Deborah O’Neal Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re: Baron Investment Funds Trust and Baron Select Funds (each, a “Registrant,” and collectively, the “Registrants”)—U.S. Securities and Exchange Commission (“SEC” or the “Staff”) Review of Post-Effective Amendment Nos. 51 and 40, respectively to the Registration Statements on Form N-1A, File Nos. 033-12112; 811-05032 (Baron Investment Funds Trust) and File Nos. 333-103025; 811-21296 (Baron Select Funds)

Dear Ms. Johnson:

This letter is in response to comments that the Registrants received verbally from the Staff on Tuesday, December 22, 2015 in connection with the Registrants’ Post-Effective Amendment Nos. 51 and 40 to the Registration Statements on Form N-1A as filed with the SEC on November 17, 2015.

In addition, in connection with this filing, the Registrants hereby state the following:

1.	The Registrants acknowledge that in connection with the comments made by the Staff, the Staff has not passed generally on the accuracy or adequacy of the disclosure made herein, and the Registrants and their management are responsible for the content of such disclosure;

2.	The Registrants acknowledge that the Staff’s comments and changes in disclosure in response to the Staff’s comments do not foreclose SEC action, or other action, with respect to the disclosure made herein; and

3.	The Registrants represent that neither the Registrants nor their management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding brought by the SEC or any other person under the federal securities laws of the United States.

The Registrants’ responses to the Staff’s comments are as follows:

COMMENT 1: Summary Prospectus— Fees and Expenses of the Fund—Annual Fund Operating Expenses

Comment: If an expense waiver is not used during any given fiscal year, then the Registrant is not permitted to include footnote 2 to the Annual Fund Operating Expenses table. Please revise the disclosure accordingly.

Response: The Registrants have deleted footnote 2 to the Annual Fund Operating Expenses table for those Funds that did not use their expense waiver during the fiscal year.

COMMENT 2: Summary Prospectus— Fees and Expenses of the Fund—Annual Fund Operating Expenses

Comment: With respect to footnote 2 to the Annual Fund Operating Expenses table, please confirm that the Adviser does not recoup any of the waiver fees.

Response: The Registrants confirm that the Adviser does not recoup any of the waiver fees.

COMMENT 3: Summary Prospectus— Investments, Risks, and Performance—Principal Investment Strategies of the Fund

Comment: Update reconstitution dates for those Funds whose principal investment strategies sections contain such dates.

Response: The Registrants have updated reconstitution dates accordingly.

COMMENT 4: Summary Prospectus—Investments, Risks, and Performance—Principal Investment Strategies of the Fund

Comment: For the Baron Real Estate Fund, explain how the Registrant defines real estate-related companies.

Response: The Registrant defines real estate-related companies as companies that the Adviser determines are in a real estate-related industry based on their provision of goods or services to the real estate industry. Real estate companies are companies that the Adviser determines are in the real estate industry based on their involvement in construction, ownership, management, operating, financing, refinancing, sales, leasing, development or rehabilitation of real estate. In addition a company is considered to own significant real estate assets if, in the opinion of the Adviser, the company has a substantial portion of its assets attributable to one or more of the following: (a) real estate owned or leased by the company as lessor or as lessee; or (b) the discounted value of the stream of fees or revenues derived from the management or operation of real estate. The Registrant does not use a revenue or asset based test to make the determination of whether a company is a real estate-related company and believes that its disclosure is clear on how it makes its determination. In addition, the Registrant has surveyed the disclosure of several of its peers and has found that they do not use a revenue or asset based test to make such determination. .

COMMENT 5: Summary Prospectus—Investments, Risks, and Performance—Principal Risks of Investing in the Fund

Comment: For the Baron Real Estate Fund, explain why the Registrant includes “Credit and Interest Rate” and “Prepayment” risks in the Principal Risks of Investing in the Fund section of the summary prospectus. If these are not principal risks of investing in the Baron Real Estate Fund given that the Fund invests primarily in equity securities, consider deleting them from this section of the summary prospectus.

Response: It is the Registrant’s view that “Credit and Interest Rate” and “Prepayment” risks are particular risks for the real estate industry generally. However, those risk factors as written in the Registrant’s summary prospectus apply to debt securities. As the Baron Real Estate Fund invests primarily in equity securities, the Registrant agrees with the Staff that those risks as written do not describe the principal risks of investing in the Fund. Consequently, the Registrant has removed those risks from the “Principal Risks of Investing in the Fund” section of the summary prospectus of the Baron Real Estate Fund.

COMMENT 6: Summary Prospectus—Investments, Risks, and Performance—Principal Investment Strategies of the Fund

Comment: The principal investment strategy of Baron Emerging Markets Fund reads as follows: “The Fund is a diversified fund that, under normal circumstances, invests 80% of its net assets in equity securities in the form of common stock of growth companies domiciled, headquartered or whose primary business activities or principal trading markets are in developing countries.” Consider referring to developing countries as emerging markets countries.

Response: The Registrant respectfully declines the Staff’s suggestion to refer to developing countries as emerging markets countries in the principal investment strategy of Baron Emerging Markets Fund. The Adviser’s definition of developing countries is broader than emerging markets countries, and while the Fund invests primarily in emerging markets countries, there are some companies that the Adviser considers developing countries that are not included in the MSCI Emerging Markets (EM) Index. The Registrant believes that its disclosure clearly defines a developing country and does not create confusion about the Fund’s investment strategy.

COMMENT 7: Summary Prospectus—Investments, Risks, and Performance—Principal Investment Strategies of the Fund and Principal Risks of Investing in the Fund

Comment: Does the Baron Energy and Resources Fund limit its investments to Master Limited Partnerships (“MLPs”) or does it also invest in general partnerships? Disclose the risks associated with investing in MLPs.

Response: While the Baron Energy and Resources Fund may invest in general partnerships, it invests primarily in MLPs. The Registrant has included risks of investing in MLPs as one of the principal risks in response to the Staff’s comment.

COMMENT 8: Summary Prospectus—Investments, Risks, and Performance—Principal Investment Strategies of the Fund

Comment: For the Baron Energy and Resources Fund, explain how the Registrant defines energy and resources related companies.

Response: The Registrant defines energy-related companies as those with products and services related to the exploration, extraction, production, sale or distribution of energy resources. The Registrant defines resources-related companies as those supplying goods or services to resources companies. The Registrant does not use a revenue or asset based test to make the determination of whether a company is an energy-related or resources-related company and believes that its disclosure is clear on how it makes its determination. In addition, the Registrant has surveyed the disclosure of several of its peers and has found that they do not use a revenue or asset based test to make such determination.

COMMENT 9: Summary Prospectus— Fees and Expenses of the Fund—Portfolio Turnover

Comment: For the Baron Global Advantage Fund, explain the high portfolio turnover rate of 123.51% and whether the Fund trades frequently as part of its principal investment strategy.

Response: Frequent trading is not part of Baron Global Advantage Fund’s principal investment strategy. To the contrary, the Baron Funds typically hold investments for the long term. During the fiscal year ended December 31, 2013, the Fund’s portfolio turnover rate was 24.64%. During the fiscal year ended December 31, 2015, the Fund’s portfolio turnover rate was 27.43%. These portfolio turnover rates are more typical for this Fund than the portfolio turnover rate during the fiscal year ended December 31, 2014, and we do not expect the Fund’s portfolio turnover rate to exceed 50% under normal conditions. In March of 2014, the Funds AUM was approximately $6 million. The Fund then received an investment from a single investor of $8 million, or an amount in excess of 100% of the Fund. The Fund invested that money by buying the portfolio across the board. Three months after that investment was made, it was redeemed, causing the Fund to sell across the board to meet the redemption. If the portfolio turnover rate was adjusted to exclude that purchase and redemption, the portfolio turnover rate would have been 33.75%, which is more typical for this Fund’s investment strategy.

COMMENT 10: Summary Prospectus—Investments, Risks, and Performance—Principal Investment Strategies of the Fund

Comment: For the Baron Global Advantage Fund, please include disclosure in the Fund’s principal investment strategy that makes it clear that this fund is a “global” fund. For example, you may consider including the percentage of assets that are invested outside of the United States.

Response: In response to the Staff’s comment, the Registrant reviewed Note 42 to ICA Release No. 24828, included below. The Registrant reads Note 42 to suggest that the use of the word “global” requires investments that are tied economically to a number of countries throughout the world. The Registrant did not find support in Note 42 for a 40% requirement for such investments. The Registrant believes its disclosure is sufficient for an investor to understand the Fund’s investment strategy and use of the word “global” in its name. The Registrant also makes it clear that the Fund will have investments in at least three different countries, two of which by definition will be foreign (non-U.S.) countries at all times. In fact, as of December 31, 2015, the Fund had 52.8% of its asset invested in foreign countries. Therefore, the Registrant respectfully declines to incorporate the Staff’s comment in its disclosure.

COMMENT 11: Statutory Prospectus—Investment Goals

Comment: Are the investment objectives of the Funds fundamental and therefore not subject to change without shareholder approval upon 60 days’ notice?

Response: The investment objectives of the Funds are fundamental and cannot be changed without shareholder approval. The investment strategy and certain policies of the Funds relating to the types of securities in which the Funds’ assets must be primarily invested (i.e., the Funds’ principal investment strategies) may be changed by the Board of Trustees of the Funds without shareholder approval upon at least 60 days’ notice.

COMMENT 12: Statutory Prospectus—Portfolio Holdings

Comment: If the Registrants include their policies and procedures with respect to the disclosure of the Funds’ portfolio securities on their website, then include the Registrants’ website address in this section of the prospectus.

Response: The Registrants do not include their policies and procedures with respect to the disclosure of the Funds’ portfolio securities on their website.

COMMENT 13: Summary Prospectus—Investments, Risks, and Performance—Principal Investment Strategies of the Fund and Principal Risks of Investing in the Fund

Comment: The Baron Opportunity Fund includes “Technology” as one of its Principal Risks of Investing in the Fund. Please confirm that investments in technology are part of the Fund’s principal investment strategy.

Response: The Registrant confirms that investments in companies that benefit from technology advances is part of the principal investment strategy of the Baron Opportunity Fund.

Please do not hesitate to contact me at 212-583-2119 if you have any questions or require anything further.

Very truly yours,

/s/ Patrick M. Patalino
Patrick M. Patalino
General Counsel

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